SUPERCOM LTD
3 Rothschild Street
Tel Aviv 6688106
Israel

May 24, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3720
Attn: Gregory Herbers

Re:	SuperCom Ltd. Registration Statement on Form F-1 Filed May 15, 2023 File No. 333-271939

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SuperCom Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated so that it will become effective at 12:00 p.m. Eastern Time on Friday, May 26, 2023, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness via a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466.

Sincerely,

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	President and Chief Executive Officer

Cc:	Sarit Molcho, Adv. (S. Friedman & Co) Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)